# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CREATIVE GLOBAL TECHNOLOGY HOLDINGS LTD, CIK 0001967822
CUSIP: G2563P102
Title of class of securities: Class A Ordinary shares, par value $0.001 per share
Address of issuer's principal executive offices: Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong, Hong Kong (K3), 999077
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002055467

## Reporting persons
- Shangzhao (Cizar) Hong: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); sole voting power 17,826,013; shared voting power 0; sole dispositive power 17,826,013; shared dispositive power 0; aggregate amount beneficially owned 17,826,013 (83.15% of the class)
  Comment: (1) The values in rows 5, 7, and 9 represent (i) 8,500,000 Class A ordinary shares owned by HSZ Holdings Limited, (ii) 8,500,000 Class B ordinary shares owned by HSZ Holdings Limited, and (iii) 826,013 Class A ordinary shares owned by CHSZ Holdings Limited, each a British Virgin Islands entity controlled by Mr. Shangzhao (Cizar) Hong.
  
  (2) This percentage is calculated based upon 21,437,500 Ordinary Shares issued and outstanding (as of December 31, 2024), as set forth in the Issuer's Annual report on Form 20-F as filed with the Securities and Exchange Commission on January 30, 2025.
- HSZ Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 17,000,000; shared voting power 0; sole dispositive power 17,000,000; shared dispositive power 0; aggregate amount beneficially owned 17,000,000 (79.3% of the class)
  Comment: (1) HSZ Holdings Limited is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).
  
  (2) The values in rows 5, 7, and 9 represent (i) 8,500,000 Class A ordinary shares owned by HSZ Holdings Limited, (ii) 8,500,000 Class B ordinary shares owned by HSZ Holdings Limited, a British Virgin Islands entity controlled by Mr. Shangzhao (Cizar) Hong.
  
  (3) This percentage is calculated based upon 21,437,500 Ordinary Shares issued and outstanding (as of December 31, 2024), as set forth in the Issuer's Annual report on Form 20-F as filed with the Securities and Exchange Commission on January 30, 2025.
- CHSZ Holdings Limited: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 826,013; shared voting power 0; sole dispositive power 826,013; shared dispositive power 0; aggregate amount beneficially owned 826,013 (3.85% of the class)
  Comment: (1) HSZ Holdings Limited is a British Virgin Islands entity, and it does not possess an Employer Identification Number (EIN).
  
  (2) The values in rows 5, 7, and 9 represent 826,013 Class A ordinary shares owned by CHSZ Holdings Limited, each a British Virgin Islands entity controlled by Mr. Shangzhao (Cizar) Hong.
  
  (3) This percentage is calculated based upon 21,437,500 Ordinary Shares issued and outstanding (as of December 31, 2024), as set forth in the Issuer's Annual report on Form 20-F as filed with the Securities and Exchange Commission on January 30, 2025.

## Item 1. Issuer
Name of issuer: CREATIVE GLOBAL TECHNOLOGY HOLDINGS LTD
Address of issuer's principal executive offices: Unit 03, 22/F, Westin Centre, 26 Hung To Road, Kwun Tong, Kowloon, Hong Kong People's Republic of China

## Item 2. Person Filing
Name of person filing:
Shangzhao (Cizar) Hong
HSZ Holdings Limited
CHSZ Holdings Limited
Address of principal business office or, if none, residence:
Shangzhao (Cizar) Hong: Flat E, 6/F, Tower 1, Corinthia By The Sea, 23 Tong Yin Street, Tseung Kwan O, N.T., Hong Kong.
HSZ Holdings Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.
CHSZ Holdings Limited: Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, VG1110, British Virgin Islands.
Citizenship:
Shangzhao (Cizar) Hong is a resident of Hong Kong S.A.R., PRC
HSZ Holdings Limited is a company incorporated in the British Virgin Islands
CHSZ Holdings Limited is a company incorporated in the British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Shangzhao (Cizar) Hong: 17,826,013
HSZ Holdings Limited: 17,000,000
CHSZ Holdings Limited: 826,013
Percent of class:
Shangzhao (Cizar) Hong: 83.15%
HSZ Holdings Limited: 79.30%
CHSZ Holdings Limited: 3.85%
Sole power to vote or to direct the vote:
Shangzhao (Cizar) Hong: 17,826,013 HSZ
Holdings Limited: 17,000,000
CHSZ Holdings Limited: 826,013
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
Shangzhao (Cizar) Hong: 17,826,013
HSZ Holdings Limited: 17,000,000
CHSZ Holdings Limited: 826,013
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- Shangzhao (Cizar) Hong: Shangzhao (Cizar) Hong, Shangzhao (Cizar) Hong (08/12/2025)
- HSZ Holdings Limited: Shangzhao (Cizar) Hong, Director (08/12/2025)
- CHSZ Holdings Limited: Shangzhao (Cizar) Hong, Director (08/12/2025)